Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Announces Preparation for

2nd White Specs Shale Test and Change in Management

CALGARY and PITTSBURGH · September 22, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) announced today it has successfully prepared the 3-17-41-11 W5 (“3-17”) well to be hydraulically fractured in the 2nd White Specs Shale formation (2WS) in the Chambers area of the Ferrier Field in Alberta, Canada.  The formation is over 120 metres thick at a depth of 2,850 m.  The well was previously producing in the Ellerslie formation, but became uneconomic due to depletion.  The well was recently recompleted uphole to allow the 2WS to be fractured and flow tested.  The 2WS formation exists over all of Unbridled’s acreage and management estimates it contains more than 1 Tcf net of discovered resource.

The Company also announces that, effective September 18, 2009, J. Michael Scureman will assume the role of CEO to fill in the resignation of Joe Frantz, Jr.  Tiffany Neckerman will assume the role of CFO and will report to Mr. Scureman.

Unbridled Energy Corporation

J. Michael Scureman

CEO

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, sales, and levels and categorization of reserves.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.